Latest gold ETF times the market so advisers don't have to

The fund rebalances gold and cash based on recent market volatility. It marks the first product from Wilshire Phoenix after the firm spent much of the past two years trying to get a bitcoin ETF approved by the SEC.



February 18, 2021 By Jeff Benjamin

2 MINS

Never underestimate the ability of the ***ETF industry to innovate***, which is a point on full display with the Thursday launch of the Wilshire wShares Enhanced Gold Trust ETF (WGLD).

The fund rebalances gold and cash based on recent market volatility and is the first product from Wilshire Phoenix after spending much of the past two years trying to get a bitcoin ETF through the SEC

The ***new fund***, which is the first product from Wilshire Phoenix after the firm spent much of the past two years trying to get a bitcoin ETF through the SEC, applies a rebalancing strategy designed to prevent investors from having to time their gold exposure.

"There are lots of gold ETFs out there, but so far there hasn't been any innovation," said Will Cai, a partner at Wilshire Phoenix.

The basic idea is to rebalance the weightings of gold and cash every month based on the trailing recent volatility of gold and the S&P 500 Index. If gold's price volatility goes up over the past 60 days, the fund will reduce the weighting in gold and add more cash.

If the trailing volatility of the stock market goes up, the fund increases its gold weighting and trims the cash.

"We all look at gold as a diversifier and this fund is designed to be buy-and-hold while taking the emotional trading out of the process," Cai said.

The fund currently has an 84% weighting in gold, which is down from 95% in January when the strategy was being back tested. Cai said the strategy is similar to the way ***institutional investors typically invest in commodities.***

Todd Rosenbluth, director of mutual fund and ETF research at CFRA, recognizes the potential of a new ***gold strategy***, but said this fund will be going up against some ***sturdy players already in the space***.

“In the past year, gold and precious metals ETFs gathered $32 billion of new money as investors have sought the relative safety of these commodity products,” he said. “While gold ETF investors either focus on an ETF’s liquidity or its low expense ratio, a new fund that seeks a differentiated approach could stand out from the pack.”

However, Rosenbluth cited the ***$67 billion SPDR Gold Shares ETF (GLD)*** that took in $12 billion last year as “the favored [gold] ETF for those focused on liquidity.”

The Wilshire Phoenix ETF has an expense ratio of 65 basis points, which compares to 40 basis points for GLD.

While ***fees are always an issue, especially among ETF investors***, that didn’t appear to shift a lot of investors away from GLD toward the lower-cost clone SPDR Gold MiniShares (GLDM), which charges 18 basis points and took in $2.8 billion last year.